ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED	BOND NUMBER

Janus Detroit Street Trust	87025418B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 17, 2019	February 3, 2018 to August 1, 2019	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding the limit of liability specified on the Declarations Page under Insuring Agreement A, if an increase in bonding limits under Insuring Agreement A is required pursuant to Rule 17g-1 of the Investment Company Act of 1940 (“Act”) due to an increase in assets of the Insured Fund during the Bond Period, the minimum required increase in limits under Insuring Agreement A shall take place automatically without payment of additional premium for the remainder of the Bond Period, provided that the total limit of liability under Insuring Agreement A does not exceed $5,000,000. If the Act requires bonding limits under Insuring Agreement A in excess of $5,000,000 then the increase in limits shall not occur unless the Underwriter accepts the increase by a Rider to this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of the Bond.

RNM0008.0-00-025 (03/19)